UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2017

Commission File Number: 1-07952

KYOCERA CORPORATION

(Translation of registrant’s name into English)

6, Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION (Registrant)

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: July 28, 2017

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Three Months Ended June 30, 2017

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Three Months Ended June 30, 2017

The consolidated financial information is prepared in accordance with generally accepted accounting principles in the United States of America.

1. Consolidated Financial Results for the Three Months Ended June 30, 2017

(1) Consolidated results of operations				(% of change from previous period)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Three months ended June 30, 2017	345,162	7.9	31,167	154.0	49,260	98.6	34,981	100.4
Three months ended June 30, 2016	319,985	(5.7)	12,270	(62.3)	24,798	(47.2)	17,453	(44.7)

(Note) Comprehensive income:

  58,111 million yen for the three months ended June 30, 2017

(15,754) million yen for the three months ended June 30, 2016

	Net income attributable to shareholders of Kyocera Corporation per share - Basic	Net income attributable to shareholders of Kyocera Corporation per share - Diluted
	Yen	Yen
Three months ended June 30, 2017	95.13	95.13
Three months ended June 30, 2016	47.58	47.58

(2) Consolidated financial condition

	Total assets	Total equity	Kyocera Corporation shareholders’ equity	Kyocera Corporation shareholders’ equity to total assets
	Million yen	Million yen	Million yen	%
June 30, 2017	3,130,043	2,454,219	2,368,052	75.7
March 31, 2017	3,110,470	2,418,909	2,334,219	75.1

2. Dividends

	Dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2017	—	50	—	60	110
Year ending March 31, 2018	—	—	—	—	110

Note:

Dividends per share for the year ending March 31, 2018 are forecasted to be 110.00 yen on an annual basis.

3. Consolidated Financial Forecasts for the Year Ending March 31, 2018

					(% of change from previous year)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation		Net income attributable to shareholders of Kyocera Corporation per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Year ending March 31, 2018	1,500,000	5.4	120,000	14.8	150,000	8.8	105,000	1.1	285.55

Note:

Forecast of earnings per share attributable to shareholders of Kyocera Corporation is calculated based on the diluted average number of shares outstanding during the three months ended June 30, 2017.

Notes:

(1) Increase or decrease in significant subsidiaries during the three months ended June 30, 2017: Yes

New companies : Not applicable

Excluded companies : 1 (Kyocera Crystal Device Corporation)

Please refer to the accompanying “(3) Notes to the consolidated financial statements” on page 12.

(2) Adoption of concise quarterly accounting method or procedure: Not applicable

(3) Changes in accounting policies:

(i) Changes due to adoption of new accounting standards: Yes

(ii) Changes due to other than adoption of new accounting standards: Not applicable

Please refer to the accompanying “(3) Notes to the consolidated financial statements” on page 12.

(4) Number of shares (common stock):

(i) Number of shares issued:

377,618,580 shares at June 30, 2017	377,618,580 shares at March 31, 2017

(ii) Number of treasury stock:

9,907,615 shares at June 30, 2017	9,906,197 shares at March 31, 2017

(iii) Average number of shares outstanding:

367,711,511 shares for the three months ended June 30, 2017	366,856,906 shares for the three months ended June 30, 2016

Presentation of Situation of Review Procedure

The consolidated financial information included in this Form 6-K is out of scope of audit procedure.

Instruction for Forecasts and Other Notes

Cautionary Statement for Forecasts:

With regard to forecasts set forth above, please refer to the accompanying “Forward-Looking Statements” on page 8.

Other Note:

This is an English translation of the Japanese original of the Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Three Months Ended June 30, 2017. The translation is prepared solely for the reference and convenience of foreigners. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Accompanying Information

1. BUSINESS RESULTS, FINANCIAL CONDITION AND PROSPECTS

(1) Business Results for the Three Months Ended June 30, 2017

Consolidated Financial Results

During the three months ended June 30, 2017 (“the first quarter”), sales in the Industrial & Automotive Components Group, Semiconductor Components Group and Electronic Devices Group expanded due to an increase in demand for components used in automotive-related markets, communications infrastructure and smartphones. Sales in the Documents Solutions Group also increased on the back of investment in new products and aggressive sales promotion activities. As a result, consolidated net sales for the first quarter increased by ¥25,177 million, or 7.9%, to ¥345,162 million, compared with consolidated net sales for the three months ended June 30, 2016 (“the previous first quarter”).

Profits increased significantly due to the increase in sales and cost reductions. Profit from operations increased by ¥18,897 million, or 154.0%, to ¥31,167 million, income before income taxes increased by ¥24,462 million, or 98.6%, to ¥49,260 million, and net income attributable to shareholders of Kyocera Corporation increased by ¥17,528 million, or 100.4%, to ¥34,981 million, compared with the previous first quarter.

Average exchange rates for the first quarter were ¥111 to the U.S. dollar, marking depreciation by ¥3 (2.8%) from the previous first quarter and ¥122 to the Euro, unchanged year on year.

	Three months ended June 30,				Increase (Decrease)
	2016		2017
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except exchange rates)
Net sales	¥319,985	100.0	¥345,162	100.0	¥25,177	7.9
Profit from operations	12,270	3.8	31,167	9.0	18,897	154.0
Income before income taxes	24,798	7.7	49,260	14.3	24,462	98.6
Net income attributable to shareholders of Kyocera Corporation	17,453	5.5	34,981	10.1	17,528	100.4
Average US$ exchange rate	108	—	111	—	—	—
Average Euro exchange rate	122	—	122	—	—	—

Consolidated Results by Reporting Segment

1) Industrial & Automotive Components Group

Sales in this reporting segment increased compared with the previous first quarter due primarily to an increase in sales of automotive products in the display business and to sales expansion in the cutting tool business. Operating profit increased significantly due to sales growth and cost reductions.

2) Semiconductor Components Group

Sales in this reporting segment increased compared with the previous first quarter due primarily to an increase in sales of ceramic packages for optical communications in line with expanding demand for large-capacity, high data speed communications. Operating profit increased significantly due to the increase in sales of ceramic packages and cost reductions.

3) Electronic Devices Group

Sales in this reporting segment increased compared with the previous first quarter due to brisk demand for capacitors and crystal components for smartphones and an increase in sales of printing devices for industrial equipment. Operating profit increased due to the increase in sales.

4) Communications Group

Sales of the information and communications services business, which provides ICT solutions, etc. increased compared with the previous first quarter. On the other hand, sales of the telecommunications equipment business decreased due to a decline in sales volume of low-end mobile phones for overseas market, which was more than enough to offset an increase in sales in Japan. As a result, sales in this reporting segment as a whole decreased compared with the previous first quarter. Operating profit increased, however, due to an increase in sales in Japan in the telecommunications equipment business and to sales expansion in the information and communications services business.

5) Document Solutions Group

Sales in this reporting segment increased compared with the previous first quarter due primarily to an increase in sales volume on the back of launching of new products, aggressive sales promotion activities and the contribution of sales from a consolidated subsidiary, which joined the Kyocera Group in December 2016. Operating profit increased significantly due to the sales growth and cost reductions.

6) Life & Environment Group

Sales in this reporting segment decreased compared with the previous first quarter due to downsizing of the solar energy business in the United States, while operating loss was reduced due to cost reductions.

Net Sales by Reporting Segment

	Three months ended June 30,				Increase (Decrease)
	2016		2017
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Industrial & Automotive Components Group	¥52,516	16.4	¥61,185	17.7	¥8,669	16.5
Semiconductor Components Group	56,005	17.5	60,786	17.6	4,781	8.5
Electronic Devices Group	55,453	17.4	63,120	18.3	7,667	13.8

Total Components Business	163,974	51.3	185,091	53.6	21,117	12.9
Communications Group	57,835	18.1	57,071	16.5	(764)	(1.3)
Document Solutions Group	74,939	23.4	80,973	23.5	6,034	8.1
Life & Environment Group	27,308	8.5	24,606	7.1	(2,702)	(9.9)

Total Equipment & Systems Business	160,082	50.0	162,650	47.1	2,568	1.6
Others	5,113	1.6	5,245	1.5	132	2.6
Adjustments and eliminations	(9,184)	(2.9)	(7,824)	(2.2)	1,360	—

Net sales	¥319,985	100.0	¥345,162	100.0	¥25,177	7.9

Operating Profit (Loss) by Reporting Segment

	Three months ended June 30,				Increase (Decrease)
	2016		2017
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Industrial & Automotive Components Group	¥1,757	3.3	¥6,386	10.4	¥4,629	263.5
Semiconductor Components Group	4,479	8.0	8,005	13.2	3,526	78.7
Electronic Devices Group	6,920	12.5	8,599	13.6	1,679	24.3

Total Components Business	13,156	8.0	22,990	12.4	9,834	74.7
Communications Group	(4,756)	—	1,158	2.0	5,914	—
Document Solutions Group	5,851	7.8	9,237	11.4	3,386	57.9
Life & Environment Group	(1,882)	—	(1,203)	—	679	—

Total Equipment & Systems Business	(787)	—	9,192	5.7	9,979	—
Others	(966)	—	466	8.9	1,432	—

Operating profit	11,403	3.6	32,648	9.5	21,245	186.3
Corporate gains and equity in earnings (losses) of affiliates and an unconsolidated subsidiary	13,671	—	16,901	—	3,230	23.6
Adjustments and eliminations	(276)	—	(289)	—	(13)	—

Income before income taxes	¥24,798	7.7	¥49,260	14.3	¥24,462	98.6

*	% to net sales of each corresponding segment

Note: Kyocera has changed the classification of its reporting segments from the year ending March 31, 2018. Business results for the three months ended June 30, 2016 have been reclassified in line with the change to reporting segment classifications.

(2) Financial Condition

Consolidated Cash Flows

Cash and cash equivalents at June 30, 2017 decreased by ¥1,554 million to ¥374,641 million from ¥376,195 million at March 31, 2017.

1) Cash flows from operating activities

Net cash provided by operating activities for the first quarter increased by ¥22,176 million to ¥59,635 million from ¥37,459 million for the previous first quarter. This was due mainly to an increase in net income.

2) Cash flows from investing activities

Net cash used in investing activities for the first quarter increased by ¥16,879 million to ¥41,315 million from ¥24,436 million for the previous first quarter. This was due mainly to a decrease in proceeds from maturities of securities, which exceeded decreases in payments for purchases of securities and acquisitions of businesses.

3) Cash flows from financing activities

Net cash used in financing activities for the first quarter decreased by ¥2,336 million to ¥22,375 million from ¥24,711 million for the previous first quarter. This was due mainly to decreases in payments of short-term and long-term debts in spite of an increase in year-end dividends paid.

	Three months ended June 30,		Increase (Decrease)
	2016	2017
	(Yen in millions)
Cash flows from operating activities	¥37,459	¥59,635	¥22,176
Cash flows from investing activities	(24,436)	(41,315)	(16,879)
Cash flows from financing activities	(24,711)	(22,375)	2,336
Effect of exchange rate changes on cash and cash equivalents	(17,317)	2,501	19,818
Net decrease in cash and cash equivalents	(29,005)	(1,554)	27,451
Cash and cash equivalents at beginning of period	374,020	376,195	2,175
Cash and cash equivalents at end of period	¥345,015	¥374,641	¥29,626

(3) Consolidated Financial Forecasts for the Year Ending March 31, 2018

Kyocera has not made any changes to its sales and profit forecasts for the year ending March 31, 2018 announced on May 1, 2017 because the results in the first quarter were in line with initial projections as the whole.

	Results for the year ended March 31, 2017		Forecasts for the year ending March 31, 2018		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except exchange rates)
Net sales	¥1,422,754	100.0	¥1,500,000	100.0	¥77,246	5.4
Profit from operations	104,542	7.3	120,000	8.0	15,458	14.8
Income before income taxes	137,849	9.7	150,000	10.0	12,151	8.8
Net income attributable to shareholders of Kyocera Corporation	103,843	7.3	105,000	7.0	1,157	1.1
Average US$ exchange rate	108	—	108	—	—	—
Average Euro exchange rate	119	—	115	—	—	—

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General conditions in the Japanese or global economy;

(2)	Unexpected changes in economic, political and legal conditions in countries where we operate;

(3)	Various export risks which may affect the significant percentage of our revenues derived from overseas sales;

(4)	The effect of foreign exchange fluctuations on our results of operations;

(5)	Intense competitive pressures to which our products are subject;

(6)	Fluctuations in the price and ability of suppliers to provide the required quantity of raw materials for use in Kyocera’s production activities;

(7)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(8)	Shortages and rising costs of electricity affecting our production and sales activities;

(9)	The possibility that future initiatives and in-process research and development may not produce the desired results;

(10)	Companies or assets acquired by us not produce the returns or benefits, or bring in business opportunities;

(11)	Inability to secure skilled employees, particularly engineering and technical personnel;

(12)	Insufficient protection of our trade secrets and intellectual property rights including patents;

(13)	Expenses associated with licenses we require to continue to manufacture and sell products;

(14)	Environmental liability and compliance obligations by tightening of environmental laws and regulations;

(15)	Unintentional conflict with laws and regulations or newly enacted laws and regulations;

(16)	Our market or supply chains being affected by terrorism, plague, wars or similar events;

(17)	Earthquakes and other natural disasters affecting our headquarters and major facilities as well as our suppliers and customers;

(18)	Credit risk on trade receivables;

(19)	Fluctuations in the value of, and impairment losses on, securities and other assets held by us;

(20)	Impairment losses on long-lived assets, goodwill and intangible assets;

(21)	Unrealized deferred tax assets and additional liabilities for unrecognized tax benefits; and

(22)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

2. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets (Unaudited)

	March 31, 2017		June 30, 2017		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	¥376,195		¥374,641		¥(1,554)
Short-term investments in debt securities	84,703		84,584		(119)
Other short-term investments	212,668		214,361		1,693
Trade notes receivables	28,370		26,195		(2,175)
Trade accounts receivables	291,485		255,940		(35,545)
Less allowances for doubtful accounts and sales returns	(5,593)		(5,736)		(143)
Inventories	331,155		352,890		21,735
Other current assets	119,714		114,442		(5,272)

Total current assets	1,438,697	46.3	1,417,317	45.3	(21,380)

Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	1,130,756		1,153,296		22,540
Other long-term investments	22,246		40,436		18,190

Total investments and advances	1,153,002	37.0	1,193,732	38.1	40,730

Property, plant and equipment:
Land	59,963		59,897		(66)
Buildings	351,431		355,159		3,728
Machinery and equipment	841,973		845,663		3,690
Construction in progress	14,097		13,811		(286)
Less accumulated depreciation	(1,000,860)		(1,004,266)		(3,406)

Total property, plant and equipment	266,604	8.6	270,264	8.6	3,660

Goodwill	110,470	3.5	112,532	3.6	2,062
Intangible assets	61,235	2.0	61,511	2.0	276
Other assets	80,462	2.6	74,687	2.4	(5,775)

Total non-current assets	1,671,773	53.7	1,712,726	54.7	40,953

Total assets	¥3,110,470	100.0	¥3,130,043	100.0	¥19,573

	March 31, 2017		June 30, 2017		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥191		¥117		¥(74)
Current portion of long-term debt	8,235		8,531		296
Trade notes and accounts payable	129,460		131,134		1,674
Other notes and accounts payable	60,881		56,144		(4,737)
Accrued payroll and bonus	62,868		51,125		(11,743)
Accrued income taxes	15,707		8,501		(7,206)
Other accrued liabilities	51,062		48,868		(2,194)
Other current liabilities	36,257		45,525		9,268

Total current liabilities	364,661	11.7	349,945	11.2	(14,716)

Non-current liabilities:
Long-term debt	16,409		17,678		1,269
Accrued pension and severance liabilities	31,720		32,345		625
Deferred income taxes	258,859		256,364		(2,495)
Other non-current liabilities	19,912		19,492		(420)

Total non-current liabilities	326,900	10.5	325,879	10.4	(1,021)

Total liabilities	691,561	22.2	675,824	21.6	(15,737)

Kyocera Corporation shareholders’ equity:
Common stock	115,703		115,703		—
Additional paid-in capital	165,230		165,220		(10)
Retained earnings	1,638,116		1,651,034		12,918
Accumulated other comprehensive income	447,479		468,414		20,935
Common stock in treasury, at cost	(32,309)		(32,319)		(10)

Total Kyocera Corporation shareholders’ equity	2,334,219	75.1	2,368,052	75.7	33,833

Noncontrolling interests	84,690	2.7	86,167	2.7	1,477

Total equity	2,418,909	77.8	2,454,219	78.4	35,310

Total liabilities and equity	¥3,110,470	100.0	¥3,130,043	100.0	¥19,573

Note: Accumulated other comprehensive income is as follows:
	March 31, 2017		June 30, 2017		Increase (Decrease)
	(Yen in millions)
Net unrealized gains on securities	¥499,650		¥514,643		¥14,993
Net unrealized losses on derivative financial instruments	(449)		(480)		(31)
Pension adjustments	(35,362)		(35,937)		(575)
Foreign currency translation adjustments	(16,360)		(9,812)		6,548

Total	¥447,479		¥468,414		¥20,935

(2) Consolidated Statements of Income and Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Three months ended June 30,				Increase (Decrease)
	2016		2017
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥319,985	100.0	¥345,162	100.0	¥25,177	7.9
Cost of sales	239,855	75.0	248,334	71.9	8,479	3.5

Gross profit	80,130	25.0	96,828	28.1	16,698	20.8
Selling, general and administrative expenses	67,860	21.2	65,661	19.1	(2,199)	(3.2)

Profit from operations	12,270	3.8	31,167	9.0	18,897	154.0

Other income (expenses):
Interest and dividend income	14,584	4.6	18,403	5.4	3,819	26.2
Interest expense	(1,058)	(0.3)	(323)	(0.1)	735	—
Foreign currency transaction gains (losses), net	(1,273)	(0.4)	(590)	(0.2)	683	—
Gains on sales of securities, net	103	0.0	328	0.1	225	218.4
Other, net	172	0.0	275	0.1	103	59.9

Total other income (expenses)	12,528	3.9	18,093	5.3	5,565	44.4

Income before income taxes	24,798	7.7	49,260	14.3	24,462	98.6
Income taxes	6,324	1.9	12,732	3.7	6,408	101.3

Net income	18,474	5.8	36,528	10.6	18,054	97.7
Net income attributable to noncontrolling interests	(1,021)	(0.3)	(1,547)	(0.5)	(526)	—

Net income attributable to shareholders of Kyocera Corporation	¥17,453	5.5	¥34,981	10.1	¥17,528	100.4

Per share information:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥47.58		¥95.13
Diluted	47.58		95.13
Average number of shares of common stock outstanding:
Basic	366,857		367,712
Diluted	366,857		367,712

Note:

Basic earnings per share attributable to shareholders of Kyocera Corporation is calculated based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation is calculated based on the diluted average number of shares of stock outstanding during each period.

Consolidated Statements of Comprehensive Income

	Three months ended June 30,		Increase (Decrease)
	2016	2017
	Amount	Amount	Amount
	(Yen in millions)
Net income	¥18,474	¥36,528	¥18,054

Other comprehensive income—net of taxes
Net unrealized gains on securities	18,204	15,001	(3,203)
Net unrealized losses on derivative financial instruments	(17)	(52)	(35)
Pension adjustments	1,421	(587)	(2,008)
Foreign currency translation adjustments	(53,836)	7,221	61,057

Total other comprehensive income	(34,228)	21,583	55,811

Comprehensive income	(15,754)	58,111	73,865
Comprehensive income attributable to noncontrolling interests	5,669	(2,211)	(7,880)

Comprehensive income attributable to shareholders of Kyocera Corporation	¥(10,085)	¥55,900	¥65,985

(3) Notes to the consolidated financial statements

Cautionary Statement for Premise of a Going Concern

Not applicable.

Cautionary Statement for Significant Changes in Equity

Not applicable.

Increase or Decrease in Significant Subsidiaries during the three months ended June 30, 2017

For the three months ended June 30, 2017, Kyocera Crystal Device Corporation which was Kyocera Corporation’s significant subsidiary was excluded from consolidation of Kyocera Corporation due to dissolution of Kyocera Crystal Device Corporation resulted from absorption-type merger with Kyocera Corporation as the surviving company on April 1, 2017.

Changes in Accounting Policies

Recently Adopted Accounting Standards

The accounting standards which Kyocera adopted on or after April 1, 2017 did not have material impacts on Kyocera’s consolidated results of operations, financial condition and cash flows.